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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               Amendment No. 2 to
                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                       and
                               Amendment No. 2 to
                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                            ------------------------


                          BEN & JERRY'S HOMEMADE, INC.
                       (Name of Subject Company (Issuer))

                      VERMONT ALL NATURAL EXPANSION COMPANY
                                  CONOPCO, INC.
                                  UNILEVER N.V.
                      (Names of Filing Persons (Offerors))

                 Class A Common Stock, Par Value $.033 Per Share
         (including the associated Class A Common Stock Purchase Rights)
                 Class B Common Stock, Par Value $.033 Per Share
         (including the associated Class B Common Stock Purchase Rights)
                        (Titles of Classes of Securities)

                                    081465106
                                    081465205
                    (CUSIP Numbers of Classes of Securities)

                            ------------------------

                             Ronald M. Soiefer, Esq.
                                  Conopco, Inc.
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 888-1260

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            ------------------------

                                    Copy to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                 Worldwide Plaza
                                825 Eighth Avenue
                            New York, New York 10019
                                 (212) 474-1000

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                                  MAY 11, 2000
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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject    [ ] issuer tender-offer subject to
to Rule 14d-1.                          Rule 13e-4.

[ ] going private transaction subject   [X] amendment to Schedule 13D under
to Rule 13e-3.                          Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on April 18, 2000, as amended by Amendment No. 1, with respect to their offer to purchase all the outstanding shares of Class A Common Stock, par value $.033 per share, together with the associated Class A Common Stock Purchase Rights, of Ben & Jerry's Homemade, Inc., a Vermont corporation (the "Company"), and all the outstanding shares of Class B Common Stock, par value $.033 per share, together with the associated Class B Common Stock Purchase Rights, of the Company, as set forth in this Amendment No. 2. This Amendment No. 2 also constitutes Amendment No. 2 to the Schedule 13D, originally filed on April 18, 2000, as previously amended, by Vermont All Natural Expansion Company, Conopco, Inc. and Unilever N.V. Capitalized terms used, and not otherwise defined, herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.

      On May 11, 2000, Unilever, through a subsidiary, issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

Item 12.  Exhibits.

      (a)(10)      Text of Press Release dated May 11, 2000.


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                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2000

                                    VERMONT ALL NATURAL EXPANSION COMPANY,

                                    by  /s/ Mart Laius
                                        --------------------------------
                                        Name: Mart Laius
                                        Title: Vice President


                                    CONOPCO, INC.,

                                    by  /s/ Mart Laius
                                        --------------------------------
                                        Name: Mart Laius
                                        Title: Vice President


                                    UNILEVER N.V.,

                                    by  /s/ Mart Laius
                                        --------------------------------
                                        Name: Mart Laius*


                                    * By Power of Attorney


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                                  EXHIBIT INDEX

     Exhibit No.                          Exhibit Name

     (a)(10)                Text of Press Release dated May 11, 2000.